SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 29126]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 29, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January, 2010.  A copy of each application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on February 23, 2010, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

**Credit Suisse Institutional Money Market Fund, Inc. [File No. 811-10471]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On April 28, 2009, applicant made a liquidating distribution to shareholders of its Government Portfolio, based on net asset value.  On September 22, 2009, applicant made a liquidating distribution to shareholders of its Prime Portfolio, based on net asset value.  Expenses of $7,500 incurred in connection with the liquidation were paid by Credit Suisse Asset Management, LLC, applicant's investment adviser.  Applicant has retained $22,856 in cash to pay additional outstanding expenses associated with the liquidation.

Filing Dates:  The application was filed on December 3, 2009 and amended on December 21, 2009.

Applicant's Address:  Eleven Madison Ave., New York, NY 10010.

**Credit Suisse Cash Reserve Fund, Inc. [File No. 811-4171]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On September 22, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $25,595 incurred in connection with the liquidation were paid by Credit Suisse Asset Management, LLC, applicant's investment adviser.  Applicant has retained $3,099 in cash to pay additional outstanding expenses associated with the liquidation.

Filing Dates:  The application was filed on December 3, 2009 and amended on December 21, 2009.

Applicant's Address:  Eleven Madison Ave., New York, NY 10010.

**ND Tax-Free Fund, Inc. [File No. 811-5681]**
**Montana Tax-Free Fund, Inc. [File No. 811-7738]**

Summary:  Each applicant seeks an order declaring that it has ceased to be an investment company.  On July 31, 2009, each applicant transferred its assets to a corresponding series of Viking Mutual Funds, based on net asset value.  Expenses of approximately $11,859 and $12,692, respectively, incurred in connection with the reorganizations were paid by Integrity Money Management, Inc., investment adviser to each applicant, and Corridor Investors, LLC, the parent company of the acquiring fund's investment adviser.

Filing Dates:  The applications were filed on November 13, 2009, and amended on December 24, 2009.

Applicants' Address:  1 Main St. North, Minot, ND 58703.

**Prospect Street High Income Portfolio Inc. [File No. 811-5557]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 17, 2008, applicant redeemed its auction rate cumulative preferred shares at a price equal to the liquidation preference of $25,000 per share plus any accumulated and unpaid dividends.  On July 18, 2008, applicant transferred its assets to Highland Credit Strategies Fund, based on net asset value.  Expenses of approximately $99,297 incurred in connection with the reorganization were paid by applicant.

Filing Dates:  The application was filed on September 30, 2008 and amended on September 22, 2009.

Applicant's Address:  NexBank Tower, 13455 Noel Rd., Suite 800, Dallas, TX 75240.

**Nicholas Family of Funds, Inc. [File No. 811-10531]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 26, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $10,815 incurred in connection with the liquidation were paid with funds deposited into applicant's checking account by Nicholas Company, Inc., applicant's investment adviser. Applicant retained cash in the amount of $384 to pay certain miscellaneous expenses.

Filing Dates: The application was filed on October 30, 2009, and amended on January 11, 2010.

Applicant's Address: 700 North Water St., Milwaukee, WI 53202.

**Helios Select Fund, Inc. [File No. 811-9079]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. From June 16, 2009 - June 18, 2009, applicant made liquidating distributions to its three series, based on net asset value. Expenses of $164,000 incurred in connection with the liquidation were paid by Hyperion Brookfield Asset Management, Inc., applicant's investment adviser. Applicant has retained $1,521,400 in cash reserves to cover certain contingent liabilities and obligations.

Filing Dates: The application was filed on July 2, 2009, and amended on September 17, 2009.

Applicant's Address: Three World Financial Center, 200 Vesey St., 10th Floor, New York, NY 10281-1010.

**SEI Opportunity Fund, L.P. [File No. 811-21353]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 30, 2009 and September 30, 2009, applicant made liquidating distributions to its shareholders, based on net asset value.  Also on September 30, 2009, applicant transferred certain remaining assets to SEI Opportunity Fund, L.P. Liquidation Trust ("Liquidation Trust") together with any remaining liabilities and obligations.  Any assets of the Liquidation Trust remaining after liquidating its assets and settling contingent liabilities and obligations will be distributed to applicant's shareholders, who are the beneficiaries of the Liquidation Trust.  Expenses of $28,895 incurred in connection with the liquidation were paid by applicant.

Filing Date:  The application was filed on November 23, 2009.

Applicant's Address:  One Freedom Valley Dr., Oaks, PA 19456.

**S&P 500® GEARED Fund, Inc. [File No. 811-21611]**
**Defined Strategy Fund Inc. [File No. 811-21621]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On September 15, 2009, each applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of approximately $22,500 incurred in connection with each liquidation were paid by applicants and their investment adviser, IQ Investment Advisors LLC.  Applicants have retained approximately $6,507 and $1,164, respectively, in cash to pay outstanding debts and liabilities.

Filing Date:  The applications were filed on December 22, 2009.

Applicants' Address:  4 World Financial Center, 6th Floor, New York, NY 10080.

**Oppenheimer MidCap Fund [File No. 811-8297]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.  On July 20, 2009, applicant transferred its assets to Oppenheimer Discovery Fund, based on net asset value.  Expenses of $115,000 incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on January 12, 2010.

Applicant's Address:  6803 S Tucson Way, Centennial, CO 80112.

## Oppenheimer SMA International Bond Fund [File No. 811-21917]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On September 24, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value.  Applicant incurred no expenses in connection with the liquidation.

Filing Date:  The application was filed on January 13, 2010.

Applicant's Address:  6803 S Tucson Way, Centennial, CO 80112.

## Regions Morgan Keegan Select Funds [File No. 811-6511]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On May 15, 2009, applicant transferred its assets to corresponding series of Pioneer Fund, Pioneer Series Trust I, Pioneer Series Trust III, Pioneer Mid Cap Value Fund, Pioneer Series Trust IV, Pioneer Bond Fund, Pioneer Short Term Income Fund and Pioneer Money Market Trust, based on net asset value.  Expenses of $1,817,465 incurred in connection with the reorganization were paid by Morgan Asset Management, Inc., applicant's investment adviser, and Pioneer Investment Management, Inc., investment adviser to the acquiring funds.

Filing Dates:  The application was filed on August 18, 2009, and amended on January 5, 2010.

Applicant's Address:  50 North Front St., Memphis, TN 38103.

## John Hancock World Fund [File No. 811-4932]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On October 2, 2009, applicant transferred its assets to John Hancock Rainier Growth Fund, a series of John Hancock Funds III, based on net asset value.  Expenses of $147,000 incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on January 8, 2010.

Applicant's Address:  601 Congress St., Boston, MA 02210.

**Advantage Advisers Multi-Sector Fund I [File No. 811-10473]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On December 30, 2009, applicant made a final liquidating distribution to its shareholders, based on net asset value.  Expenses of $231,600 incurred in connection with the liquidation were paid by applicant.  Applicant has retained $233,285 in cash to cover certain outstanding liabilities.

Filing Date:  The application was filed on December 31, 2009.

Applicant's Address:  200 Park Ave., 24th Floor, New York, NY 10166.

**Astral Investments Trust [File No. 811-21968]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On November 23, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value.  Applicant incurred no expenses in connection with the liquidation.

Filing Date:  The application was filed on November 27, 2009.

Applicant's Address:  20550 Maxim Parkway, Orlando, FL 32833.

**Nuveen Washington Premium Income Municipal Fund [File No. 811-7488]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On August 12, 1999, applicant transferred its assets to Nuveen Premium Income Municipal Fund 4, Inc., based on net asset value.  Applicant's preferred shareholders received one share of municipal auction rate cumulative preferred shares ("preferred shares") of the acquiring fund for each preferred share of applicant.  Expenses of $139,950 incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on December 16, 2009.

Applicant's Address:  333 West Wacker Dr., Chicago, IL 60606.

**Scudder Municipal Bond Fund Inc. [File No. 811-21255]**
**Scudder New York Municipal Bond Fund Inc. [File No. 811-21354]**
**Scudder California Municipal Bond Fund Inc. [File No. 811-21355]**
**DWS Dreman Enhanced Total Return Fund Inc. [File No. 811-22100]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Date:  The applications were filed on December 7, 2009.

Applicants' Address:  345 Park Ave., New York, NY 10154.

**Oppenheimer Dividend Growth Fund [File No. 811-21718]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.  On November 13, 2008, applicant transferred its assets to Oppenheimer Rising Dividends Fund, based on net asset value.  Expenses of $57,964 incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on December 16, 2009.

Applicant's Address:  6803 S. Tucson Way, Centennial, CO 80112.

**BlackRock Broad Investment Grade 2009 Term Trust Inc. [File No. 811-7250]**
**BCT Subsidiary, Inc. [File No. 811-9703]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company.  On October 29, 2009, each applicant made a

liquidating distribution to its shareholders, based on net asset value.  BlackRock Broad

Investment Grade 2009 Term Trust Inc. paid expenses of approximately $21,612 incurred in

connection with its liquidation.  BCT Subsidiary, Inc. incurred no expenses in connection with

its liquidation.

Filing Date:  The applications were filed on January 5, 2010.

Applicants' Address:  100 Bellevue Parkway, Wilmington, DE 19809.

**Calvert Municipal Fund, Inc.  [File No. 811-6525]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On July 31, 2009, applicant transferred its assets to Calvert Tax-Free Bond Fund, a series of

Calvert Tax-Free Reserves, based on net asset value.  Expenses of $3,114 incurred in connection

with the reorganization were paid by applicant.

Filing Date:  The application was filed on January 5, 2010.

Applicant's Address:  4550 Montgomery Ave., Suite 1000N, Bethesda, MD 20814.

**RidgeWorth Variable Trust [File No. 811-9032]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On April 27, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $5,758 incurred in connection with the liquidation were paid by applicant.

Filing Dates:  The application was filed on August 31, 2009, and amended on November 17, 2009.

Applicant's Address:  3435 Stelzer Road, Columbus, OH 43219.

 For the Commission, by the Division of Investment Management, pursuant to delegated authority.


     Florence E. Harmon
     Deputy Secretary